FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313 and 333-149486).

YPF Sociedad Anónima

Item

1	Financial Statements as of June 30, 2010 and Comparative Information

Financial Statements as of June 30, 2010 and Comparative Information

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF JUNE 30, 2010 AND COMPARATIVE INFORMATION

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 34

BEGINNING ON JANUARY 1, 2010

FINANCIAL STATEMENTS AS OF JUNE 30, 2010 AND COMPARATIVE INFORMATION

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components, generation of electric power from hydrocarbons, rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of June 30, 2010

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)

– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ANTONIO GOMIS SÁEZ
Director

Schedule I

1 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(amounts expressed in million of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2010 are unaudited)

	2010	2009
Current Assets
Cash	568	669
Investments (Note 2.a)	2,474	1,476
Trade receivables (Note 2.b)	2,857	2,831
Other receivables (Note 2.c)	3,306	2,490
Inventories (Note 2.d)	3,860	3,066

Total current assets	13,065	10,532

Noncurrent Assets
Trade receivables (Note 2.b)	20	22
Other receivables (Note 2.c)	950	975
Investments (Note 2.a)	704	749
Fixed assets (Note 2.e)	28,419	27,993
Intangible assets	11	12

Total noncurrent assets	30,104	29,751

Total assets	43,169	40,283

Current Liabilities
Accounts payable (Note 2.f)	6,401	5,857
Loans (Note 2.g)	5,885	4,679
Salaries and social security	249	298
Taxes payable	1,969	1,437
Contingencies	236	341

Total current liabilities	14,740	12,612

Noncurrent Liabilities
Accounts payable (Note 2.f)	4,587	4,391
Loans (Note 2.g)	1,485	2,140
Salaries and social security	128	110
Taxes payable	196	190
Contingencies	2,224	1,959

Total noncurrent liabilities	8,620	8,790

Total liabilities	23,360	21,402

Shareholders’ Equity	19,809	18,881

Total liabilities and shareholders’ equity	43,169	40,283

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
Director

Schedule I

2 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

	2010	2009

Net sales	20,484	15,767
Cost of sales	(13,064)	(10,732)

Gross profit	7,420	5,035

Selling expenses (Exhibit H)	(1,407)	(1,196)
Administrative expenses (Exhibit H)	(658)	(529)
Exploration expenses (Exhibit H)	(120)	(322)

Operating income	5,235	2,988

Income (loss) on long-term investments	72	(4)
Other income, net (Note 2.h)	11	3
Financial income (expense), net and holding gains (losses):
Gains (losses) on assets
Interests	62	43
Exchange differences	134	253
Holdings gains (losses) on inventories	152	(256)
Losses on liabilities
Interests	(451)	(416)
Exchange differences	(301)	(665)

Net income before income tax	4,914	1,946
Income tax	(1,821)	(899)

Net income	3,093	1,047

Earnings per share	7.86	2.66

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of

YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
Director

Schedule I

3 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(amounts expressed in million of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

	2010		2009
Cash Flows from Operating Activities
Net income	3,093		1,047
Adjustments to reconcile net income to net cash flows provided by operating activities:
(Income) loss on long-term investments	(72)		4
Depreciation of fixed assets	2,685		2,422
Consumption of materials and fixed assets retired	224		315
Income tax	1,821		899
Increase in accruals	542		273
Changes in assets and liabilities:
Trade receivables	37		18
Other receivables	(788)		(160)
Inventories	(794)		486
Accounts payable	528		(836)
Salaries and social security	(35)		(28)
Taxes payable	(154)		(245)
Decrease in accruals	(382)		(698)
Interests, exchange differences and others	359		425
Dividends from long term investments	8		18
Income tax payments	(1,072)		(435)

Net cash flows provided by operating activities	6,000	(1)	3,505 (1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(3,383	)(2)	(2,205)
Investments (non cash and equivalents)	96		38

Net cash flows used in investing activities	(3,287)		(2,167)

Cash Flows used in Financing Activities
Payment of loans	(5,676)		(7,161)
Proceeds from loans	6,013		8,828
Dividends paid	(2,163)		(2,478)

Net cash flows used in financing activities	(1,826)		(811)

Increase in Cash and Equivalents	887		527

Cash and equivalents at the beginning of year	2,145		1,215
Cash and equivalents at the end of period	3,032		1,742

Increase in Cash and Equivalents	887		527

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (151) and (171) corresponding to interest payments for the six-month periods ended June 30, 2010 and 2009, respectively.
(2)	Includes 84 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 9.c to the primary financial statements), for the six-month period ended June 30, 2010.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
Director

Schedule I

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos - Note 1 to the primary financial statements, except where otherwise indicated)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to General Resolution No. 368 from the Argentine Securities Commission (“CNV”), YPF Sociedad Anónima (the “Company” or “YPF”) discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements. Consolidated financial statements are supplemental and should be read in conjunction with the primary financial statements.

a)	Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), YPF has consolidated its balance sheets and the related statements of income and cash flows as follows:

–	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, costs and expenses, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

–	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of YPF’s proportionate share in their assets, liabilities, net revenues, costs and expenses, considering the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements.

b)	Financial statements used for consolidation:

The consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies, which could have produced changes to their shareholders’ equity.

c)	Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF’s primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Salaries	and Social Security – Benefit Plans

YPF Holdings Inc., which has operations in the United States of America, has certain defined-benefit plans and postretirement and postemployment benefits.

The funding policy related to the defined-benefit plans as of June 30, 2010, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the postretirement and postemployment benefits, and consequently, payments related to them are funded as claims are notified.

The plans above mentioned are valued at net present value, are accrued on the years of active service of employees and are disclosed as non-current liabilities in the “Salaries and social security” account. The actuarial losses and gains related to the changes in actuarial assumptions for each year are recognized in “Other income, net” account in the statement of income. YPF Holdings Inc. updates the actuarial assumptions at the end of each year.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities performed by A-Evangelista S.A., controlled company, are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current period. Anticipated losses on contracts in progress are expensed as soon as they become evident.

2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009

a)	Investments:

	2010				2009
	Current		Noncurrent		Current		Noncurrent
Short-term investments	2,474	(1)	44	(3)	1,476	(1)	150	(3)
Long-term investments	—		752	(2)	—		724	(2)
Allowance for reduction in value of holdings in long-term investments	—		(92	)(2)	—		(125	)(2)

	2,474		704		1,476		749

(1)	than three months.
(2)	In addition to those companies under significant influence and other companies detailed in Exhibit C to the primary financial statements, includes the interest in Gas Argentino S.A. (“GASA”). On May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009. As of June 30, 2010, YPF has an allowance for the total book value of the investment previously mentioned.
(3)	Corresponds to restricted cash as of June 30, 2010, and December 31, 2009, which represents bank deposits used as guarantees given to government agencies.

b)	Trade receivables:

	2010		2009
	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,942	20	2,963	22
Related parties	328	—	281	—

	3,270	20	3,244	22
Allowance for doubtful trade receivables	(413)	—	(413)	—

	2,857	20	2,831	22

c)	Other receivables:

	2010				2009
	Current		Noncurrent		Current		Noncurrent
Deferred income tax	—		391		—		448
Tax credits, export rebates and production incentives	1,994		14		1,403		16
Trade	113		—		105		—
Prepaid expenses	288		114		208		82
Concessions charges	17		32		17		38
Related parties	250	(1)	53	(1)	192	(1)	74	(1)
Loans to clients	27		69		30		69
Trust contributions - Obra Sur	4		123		—		119
Advances to suppliers	172		—		125		—
Collateral deposits	189		1		177		4
Advances and loans to employees	49		—		42		—
From joint ventures and other agreements	59		—		100		—
Miscellaneous	238		170		185		142

	3,400		967		2,584		992
Allowance for other doubtful accounts	(94)		—		(94)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(17)		—		(17)

	3,306		950		2,490		975

(1)	In addition to the balances with non-consolidated related parties detailed in Note 7 to the primary financial statements, mainly include 249 and 234 with Central Dock Sud S.A., as of June 30, 2010 and December 31, 2009, respectively, for loans granted that accrue in average an annual fixed interest rate of 5.11%.

d)	Inventories:

	2010	2009
Refined products	2,377	1,715
Crude oil and natural gas	1,087	989
Products in process	48	59
Raw materials, packaging materials and others	348	303

	3,860	3,066

e)	Fixed assets:

	2010	2009
Net book value of fixed assets (Exhibit A)	28,459	28,033
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence of material and equipment	(37)	(37)

	28,419	27,993

f)	Accounts payable:

	2010		2009
	Current	Noncurrent	Current	Noncurrent
Trade	5,119	35	4,576	40
Hydrocarbon wells abandonment obligations	243	4,241	238	4,016
Related parties	225	—	249	—
Extension of the Concessions - Province of Neuquén	62	—	142	—
From joint ventures and other agreements	349	—	358	—
Environmental liabilities	257	223	179	285
Miscellaneous	146	88	115	50

	6,401	4,587	5,857	4,391

g)	Loans:

			2010				2009
	Interest rates(1)	Principal maturity	Current		Noncurrent		Current	Noncurrent
Negotiable Obligations	4.00 – 11.35%	2011 – 2028	217		777		6	547
Related parties	2.29 – 5.25%	2010 – 2011	1,125		—		912	380
Other financial debts	1.40 – 17.05%	2010 – 2012	4,543		708		3,761	1,213

			5,885	(2)	1,485	(2)	4,679	2,140

(1)	Annual interest rate as of June 30, 2010.
(2)	As of June 30, 2010, 6,033 accrue fixed interest, 205 accrue variable interest of BADLAR plus 1.75%, 144 accrue variable interest of BADLAR plus 2% and 988 accrue variable interest of LIBO plus 2%.

Consolidated Statements of Income as of June 30, 2010 and 2009

h)	Other income, net:

	(Expense) Income
	2010	2009
Accrual for pending lawsuits and other claims	(41)	(17)
Environmental remediation - YPF Holdings Inc.	(83)	(40)
Miscellaneous	135	60

	11	3

3.	COMMITMENTS AND CONTINGENCIES IN RELATED COMPANIES

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of June 30, 2010, accruals for the environmental contingencies and other claims totaled approximately 575. YPF Holdings Inc.’s Management believes it has adequately accrued for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such accruals in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has accrued approximately 60 as of June 30, 2010, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediments deposits. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains in a pending state, these studies were substantially completed in 2005.

In addition:

–	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

–	The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities have agreed the allocations of costs associated with the RIFS, based on a number of considerations.

–	In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been hold, however, no agreement has been reached or is assured.

–	In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has notified other companies in relation to the contamination of the Newark Bay. Additionally, Tierra, acting on behalf of Occidental, is performing a separate RIFS to characterize sediment contamination and evaluate remediation, if necessary, in certain portions of the Hackensack River, the Arthur Kill River and the Kill van Kull River.

–	In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin – contaminated sediment in the lower six–mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, in connection with the dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in September, 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February, 2009.

–	In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the legal and technical defects of the draft FFS to EPA, as did other interested parties. In light of these comments, EPA decided to initiate his review and informed that a revised remedy proposal will be forthcoming during the third quarter of 2011. Tierra will respond to any further EPA proposal as may be appropriate at that time.

–	In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined to do so at this time, citing concerns with matters such as the FFS being revised by EPA as described above. In January 2008, the NOAA sent a letter to YPF S.A., YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible parties (“PRP”). Such letters have been responded, rejecting the designation as PRP. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement for one additional year, citing concerns arising from the Passaic River litigation.

–	In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2010, encompasses the removal of 40,000 cubic yards of sediments and is expected to be completed at the beginning of 2012. The first phase estimated cost is approximately US$ 45 million. The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start once the first phase is completed. Pursuant to the AOC, the EPA has required the constitution of a trust fund of US$ 80 million for the performance of the removal work. YPF Holdings Inc. originally accrued US$ 80 million with respect to this matter. As of June 30, 2010, US$ 22 million has been funded (thereby reducing the accrual in a similar amount). An additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. Notwithstanding, during the first quarter of 2010, a letter of credit to provide financial assurance has been issued, in order to avoid the restriction of additional funds pursuant to the AOC. During the removal action, contaminants not produced by the former Diamond Alkali plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of June 30, 2010, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of June 30, 2010, there are approximately 263 accrued, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the agreement, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently accrued.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement for which Tierra will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Tierra has submitted work plans for additional sampling requested by the DEP and is presently awaiting DEP comments.

In March 2008, the DEP approved an interim response action work plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. This Adjacent Property was listed by EPA on the National Priority List in 2007. At this time, it is unknown if work beyond what was agreed to with the DEP will be required.

As of June 30, 2010, there are approximately 108 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts will need to be accrued.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has accrued a total of 54 as of June 30, 2010 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its accrual as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages, which could require future additional contributions. As of June 30, 2010, YPF Holdings Inc. has accrued 18 for its estimated share of future remediation activities associated with the Greens Bayou facility. Although the primary work was completed in 2009, some follow-up activities and operation and maintenance remain pending.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has accrued 5 as of June 30, 2010 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small. Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known vinculation. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of June 30, 2010, YPF Holdings Inc. has accrued approximately 2 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of June 30, 2010, YPF Holdings Inc. has accrued 12 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and Vinyl Chloride Monomer (“VCM”), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current accruals for this matter. In March 2009, Maxus paid US$ 15 million to Occidental, and remains in discussions with Occidental regarding additional costs. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. As of June 30, 2010 YPF Holdings Inc. has accrued approximately 1 in respect to this matter.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and pursuant to the court decision, Maxus must pay on behalf of Occidental 15.96% of those costs incurred by one of the plaintiffs. That decision was appealed. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. As of June 30, 2010, YPF Holdings Inc. has accrued 15 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. accruals legal contingences and environmental situations that are probable and can be reasonably estimated.

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and construction activities.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total

Six-month period ended June 30, 2010
Net sales to unrelated parties	2,347	15,965	917	327	—	19,556
Net sales to related parties	482	446	—	—	—	928
Net intersegment sales	8,323	781	904	156	(10,164)	—

Net sales	11,152	17,192	1,821	483	(10,164)	20,484

Operating income (loss)	3,480	1,902	404	(505)	(46)	5,235
Income on long-term investments	66	6	—	—	—	72
Depreciation	2,310	263	52	60	—	2,685
Acquisitions of fixed assets	2,638	463	171	53	—	3,325
Assets	24,573	12,840	2,221	4,666	(1,131)	43,169

Six-month period ended June 30, 2009
Net sales to unrelated parties	2,443	11,751	738	207	—	15,139
Net sales to related parties	317	311	—	—	—	628
Net intersegment sales	6,950	488	423	112	(7,973)	—

Net sales	9,710	12,550	1,161	319	(7,973)	15,767

Operating income (loss)	2,633	555	167	(449)	82	2,988
(Loss) income on long-term investments	(21)	17	—	—	—	(4)
Depreciation	2,054	257	60	51	—	2,422
Acquisitions of fixed assets	1,791	370	57	89	—	2,307

Year ended December 31, 2009
Assets	24,133	11,393	2,066	3,439	(748)	40,283

Export sales, net of withholdings taxes for the six-month periods ended June 30, 2010 and 2009 were 3,076 and 2,489, respectively. Export sales were mainly to the United States of America and Brazil.

ANTONIO GOMIS SÁEZ
Director

Schedule I

Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2010 AND COMPARATIVE INFORMATION FIXED ASSETS EVOLUTION

(amounts expressed in million of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

	2010
	Cost
Main account	Amounts at beginning of year	Net translation effect (4)	Increases		Net decreases, reclassifications and transfers	Amounts at end of period

Land and buildings	3,206	—	2		100	3,308
Mineral property, wells and related equipment	61,501	10	26		1,462	62,999
Refinery equipment and petrochemical plants	10,847	—	9		142	10,998
Transportation equipment	1,973	—	5		—	1,978
Materials and equipment in warehouse	814	—	585		(456)	943
Drilling and work in progress	3,640	—	2,591		(1,643)	4,588
Exploratory drilling in progress	119	—	96		(25)	190
Furniture, fixtures and installations	884	—	2		46	932
Selling equipment	1,485	—	—		13	1,498
Other property	652	—	9		127	788

Total 2010	85,121	10	3,325	(1)	(234)	88,222

Total 2009	80,364	52	2,307	(5)	(322)	82,401

	2010							2009
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Accumulated at end of period	Net book value as of 06-30-10		Net book value as of 06-30-09		Net book value as of 12-31-09
Land and buildings	1,219	—	2%	37	1,256	2,052		1,922		1,987
Mineral property, wells and related equipment	45,162	(3)	(3)	2,283	47,442	15,557	(2)	15,904	(2)	16,339	(2)
Refinery equipment and petrochemical plants	7,102	(1)	4 - 10%	250	7,351	3,647		3,567		3,745
Transportation equipment	1,433	(6)	4 - 5%	33	1,460	518		549		540
Materials and equipment in warehouse	—	—	—	—	—	943		888		814
Drilling and work in progress	—	—	—	—	—	4,588		3,909		3,640
Exploratory drilling in progress	—	—	—	—	—	190		70		119
Furniture, fixtures and installations	674	—	10%	44	718	214		248		210
Selling equipment	1,176	—	10%	29	1,205	293		330		309
Other property	322	—	10%	9	331	457		308		330

Total 2010	57,088	(10)		2,685	59,763	28,459

Total 2009	52,291	(7)		2,422	54,706			27,695		28,033

(1)	Includes 26 corresponding to hydrocarbon wells abandonment costs for the six-month period ended June 30, 2010.
(2)	Includes 1,116, 1,266 and 1,196 of mineral property as of June 30, 2010 and 2009 and December 31, 2009, respectively.
(3)	Depreciation has been calculated according to the unit of production method.
(4)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(5)	Includes 102 for the extension of certain exploitation concessions in the Province of Neuquén (Note 9.c to the primary financial statements), for the six-month period ended June 30, 2009.

ANTONIO GOMIS SÁEZ
Director

Schedule I

Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

EXPENSES INCURRED

(amounts expressed in million of Argentine pesos – Note 1 to the primary financial statements)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

	2010					2009
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total

Salaries and social security taxes	740	219	136	34	1,129	842
Fees and compensation for services	84	196	23	3	306	286
Other personnel expenses	225	36	11	7	279	238
Taxes, charges and contributions	168	26	265	—	459	352
Royalties and easements	1,472	—	5	4	1,481	1,275
Insurance	79	5	12	—	96	112
Rental of real estate and equipment	230	2	37	—	269	263
Survey expenses	—	—	—	20	20	21
Depreciation of fixed assets	2,572	54	59	—	2,685	2,422
Industrial inputs, consumable materials and supplies	359	3	23	1	386	292
Operation services and other service contracts	828	19	64	—	911	738
Preservation, repair and maintenance	1,367	18	35	7	1,427	991
Contractual commitments	118	—	—	—	118	3
Unproductive exploratory drillings	—	—	—	35	35	233
Transportation, products and charges	479	—	634	—	1,113	961
Allowance for doubtful trade receivables	—	—	21	—	21	24
Publicity and advertising expenses	—	48	32	—	80	71
Fuel, gas, energy and miscellaneous	689	32	50	9	780	851

Total 2010	9,410	658	1,407	120	11,595

Total 2009	7,928	529	1,196	322		9,975

ANTONIO GOMIS SÁEZ
Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

(amounts expressed in million of Argentine pesos - Note 1)

(The financial statements as of June 30, 2010 are unaudited)

	2010	2009
Current Assets
Cash	348	380
Investments (Note 3.a)	2,225	1,103
Trade receivables (Note 3.b)	2,628	2,639
Other receivables (Note 3.c)	2,668	1,906
Inventories (Note 3.d)	3,503	2,818

Total current assets	11,372	8,846

Noncurrent Assets
Trade receivables (Note 3.b)	20	22
Other receivables (Note 3.c)	863	857
Investments (Note 3.a)	2,452	2,511
Fixed assets (Note 3.e)	26,824	26,315

Total noncurrent assets	30,159	29,705

Total assets	41,531	38,551

Current Liabilities
Accounts payable (Note 3.f)	6,248	5,584
Loans (Note 3.g)	5,552	4,383
Salaries and social security	180	221
Taxes payable	1,731	1,135
Contingencies (Note 9.a and Exhibit E)	101	128

Total current liabilities	13,812	11,451

Noncurrent Liabilities
Accounts payable (Note 3.f)	4,544	4,371
Loans (Note 3.g)	1,409	2,043
Salaries and social security	17	12
Taxes payable	190	185
Contingencies (Note 9.a and Exhibit E)	1,750	1,608

Total noncurrent liabilities	7,910	8,219

Total liabilities	21,722	19,670

Shareholders’ Equity (per corresponding statements)	19,809	18,881

Total liabilities and shareholders’ equity	41,531	38,551

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ
Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNIO 30, 2010 AND 2009

(amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos - Note 1)

(The financial statements as of June 30, 2010 and June 30, 2009, are unaudited)

	2010	2009

Net sales (Note 3.h)	18,953	14,424
Cost of sales (Exhibit F)	(12,044)	(9,796)

Gross profit	6,909	4,628

Selling expenses (Exhibit H)	(1,313)	(1,130)
Administrative expenses (Exhibit H)	(586)	(459)
Exploration expenses (Exhibit H)	(97)	(317)

Operating income	4,913	2,722

Income on long-term investments	195	131
Other income, net (Note 3.i)	55	16
Financial income (expense), net and holding gains (losses):
Gains (losses) on assets
Interests	45	39
Exchange differences	115	219
Holding gains (losses) on inventories	133	(277)
Losses on liabilities
Interests	(436)	(391)
Exchange differences	(282)	(624)

Net income before income tax	4,738	1,835
Income tax (Note 3.j)	(1,645)	(788)

Net income	3,093	1,047

Earnings per share (Note 1)	7.86	2.66

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ
Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(amounts expressed in million of Argentine pesos - Note 1)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

2010
Shareholders’ Contributions
	Subscribed capital	Adjustment to contributions	Issuance premiums	Total
Balances at the beginning of year	3,933	7,281	640	11,854
As decided by the Board of Directors’ meeting of May 5, 2009:
- Cash Dividends (6.30 per share)	—	—	—	—
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 14, 2010:
- Reversal of Reserve for Future Dividends	—	—	—	—
- Appropriation to Reserve for Future Dividends	—	—	—	—
As decided by the Board of Directors’ meeting of April 14, 2010:
- Cash Dividends (5.50 per share)	—	—	—	—
Net decrease in deferred earnings (Note 2.i)	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	7,281	640	11,854

	2010					2009
	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity	Total shareholders’ equity
Balances at the beginning of year	2,243	(256)	1,004	4,036	18,881	20,356
As decided by the Board of Directors’ meeting of May 5, 2009:
- Cash Dividends (6.30 per share)	—	—	—	—	—	(2,478)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 14, 2010:
- Reversal of Reserve for Future Dividends	—	—	(1,004)	1,004	—	—
- Appropriation to Reserve for Future Dividends	—	—	5,040	(5,040)	—	—
As decided by the Board of Directors’ meeting of April 14, 2010:
- Cash Dividends (5.50 per share)	—	—	(2,163)	—	(2,163)	—
Net decrease in deferred earnings (Note 2.i)	—	(2)	—	—	(2)	(57)
Net income	—	—	—	3,093	3,093	1,047

Balances at the end of period	2,243	(258)	2,877	3,093	19,809	18,868

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ
Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(amounts expressed in million of Argentine pesos - Note 1)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

	2010		2009
Cash Flows from Operating Activities
Net income	3,093		1,047
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(195)		(131)
Depreciation of fixed assets	2,504		2,196
Consumption of materials and fixed assets retired	224		312
Income tax	1,645		788
Increase in accruals	428		226
Changes in assets and liabilities:
Trade receivables	73		151
Other receivables	(723)		(185)
Inventories	(685)		487
Accounts payable	455		(723)
Salaries and social security	(36)		(41)
Taxes payable	(8)		(165)
Decrease in accruals	(313)		(614)
Interests, exchange differences and others	357		487
Dividends from long-term investments	388		352
Income tax payments	(984)		(375)

Net cash flows provided by operating activities	6,223	(1)	3,812 (1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(3,315	)(2)	(2,150)

Cash flows used in investing activities	(3,315)		(2,150)

Cash Flows used in Financing Activities
Payment of loans	(5,382)		(6,875)
Proceeds from loans	5,727		8,432
Dividends paid	(2,163)		(2,478)

Net cash flows used in financing activities	(1,818)		(921)

Increase in Cash and Equivalents	1,090		741

Cash and equivalents at the beginning of year	1,483		617
Cash and equivalents at the end of period	2,573		1,358

Increase in Cash and Equivalents	1,090		741

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (142) and (161) corresponding to interest payments for the six-month periods ended June 30, 2010 and 2009, respectively.
(2)	Includes 84 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 9.c), for the six-month period ended June 30, 2010.

Notes 1 to 12 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ
Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2010 AND COMPARATIVE INFORMATION

(amounts expressed in million of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina and the regulations of the CNV.

On March 20, 2009, the FACPCE approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 dated July 1, 2010), for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for the Company for the fiscal year beginning on January 1, 2012. Consequently, the first financial statements under IFRS will be as of March 31, 2012. On April 14, 2010, the Board of Directors has approved a specific IFRS implementation plan.

The financial statements for the six-month periods ended June 30, 2010 and 2009 are unaudited, but reflect all adjustments which, in the opinion of the Management, are necessary to present the financial statements for such periods on a consistent basis with the audited annual financial statements.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the FACPCE and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Subsidies and incentives are recognized as sales in the income statement in the period in which the conditions for obtaining them are accomplished.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concessions and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to the Provinces or the Nation, depending on the location. Exploration permits may have a term of up to 14 years (17 years for offshore exploration) and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 9.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments, trade receivables and current liabilities approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each period or year, for investments with the same remaining maturity, approximates its carrying value. As of June 30, 2010 and December 31, 2009 the fair value of loans payable estimated based on market prices or current interest rates at the end of the period or year amounted to 6,976 and 6,434, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is not significant, as a result of the Company’s large customer base.

As of June 30, 2010, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the six-month periods ended as of June 30, 2010 and 2009.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

–	Amounts in Argentine pesos have been stated at face value.

–	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, as applicable. Exchange differences have been credited (charged) to current income.

b)	Current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Investments with price quotation have been valued at fair value as of the end of each period or year.

–	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each period or year. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

–	Refined products, products in process, crude oil and natural gas have been valued at current production cost or replacement cost, as applicable, as of the end of each period or year.

–	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at cost remeasured as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments, where direct or indirect interest is held, to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, lower activity expectations, events of default on certain debts and the de-dollarization and freezing of certain utility rates.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholders’ equity in the account

“Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains (losses) on assets - Exchange differences”.

Holdings in preferred shares have been valued at equity method considering the provisions defined in the respective bylaws.

Investments in companies with negative shareholders’ equity are disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments to the accounting information have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign subsidiaries’ financial statements.

The investments in companies under control, joint control or significant influence, have been valued based upon the latest available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method will not be subject to such tax.

e)	Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

–	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense. As of the issuance date of these financial statements, the amount of capitalized exploratory wells which have been in evaluation status for more than one year after the completion of the drilling is not significant.

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

–	The capitalized costs related to areas with unproved reserves, are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

–	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

–	Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging cost of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

–	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to next major inspection.

Renewals and betterments that extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina provide the option to disclose the mentioned effect in a note to the financial statements instead. The Company adopted this latter criterion (Note 3.j).

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income; consequently, the Company has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 9.c). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate the royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. Up to March 2008, Resolution No. 534/2006 of the Ministry of Economy and Production (“MEP”) was in force, which, as from July 25, 2006, had raised the natural gas withholding rate from 20% to 45% and had established the natural gas import price from Bolivia as the basis for its determination. Resolution No. 532/2004 (in force until November, 2007) had settled the withholding rate for crude oil between 25% and 45% in function of the West Texas Intermediate (“WTI”) price, and between 5% and 25% for other refined products. On November 16, 2007, the MEP published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides reference prices and floor prices which in conjunction with the WTI determine the export rate for each product. For crude oil, when the WTI exceeds the reference price of US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the WTI is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007. As of June 30, 2010, the crude oil withholding rate determined according to Resolutions No. 394/2007 and No. 127/2008 of MEP, also currently applies to diesel, gasoline products and other refined products. In addition, the procedure above mentioned also applies to fuel oil, petrochemical gasoline, lubricants and liquefied petroleum gas (including propane, butane and blends) and other refined products, considering different reference and floor prices disclosed in the mentioned resolutions.

Natural gas export clients are currently absorbing the payment of export duties established by the Resolution No. 127/2008. Some of them have paid reserving their rights to future claims.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and accruals:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Accruals for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Accruals for losses are required to be accounted at the discounted value as of the end of each period or year, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

The activity in the allowances and accruals accounts is set forth in Exhibit E.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)	Shareholders’ equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of investments in non-integrated foreign companies.

j)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

•	Accounts which accumulate monetary transactions at their face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains (losses) on inventories” account.

•

Income (loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account, except for the exchange differences arising from the translation process of the foreign subsidiaries defined as integrated companies which are included in the account “Gains (losses) on assets - Exchange differences”.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheets as of June 30, 2010 and December 31, 2009

a)	Investments:

	2010			2009
	Current		Noncurrent	Current		Noncurrent
Short-term investments	2,225	(1)	—	1,103	(1)	—
Long-term investments (Exhibit C)	—		2,465	—		2,537
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(13)	—		(26)

	2,225		2,452	1,103		2,511

(1)	Corresponds to investments with an original maturity of less than three months.

b)	Trade receivables:

	2010			2009
	Current		Noncurrent	Current	Noncurrent
Accounts receivable	2,544		20	2,585	22
Related parties (Note 7)	491		—	461	—

	3,035	(1)	20	3,046	22
Allowance for doubtful trade receivables (Exhibit E)	(407)		—	(407)	—

	2,628		20	2,639	22

(1)	Includes 337 in litigation, 164 of less than three months past due, 174 in excess of three months past due, 2,320 due within three months and 40 due after three months.

c)	Other receivables:

	2010				2009
	Current		Noncurrent		Current	Noncurrent
Deferred income tax (Note 3.j)	—		379		—	431
Tax credits, export rebates and production incentives	1,634		12		1,090	14
Trade	89		—		102	—
Prepaid expenses	248		100		134	67
Concessions charges	17		32		17	38
Related parties (Note 7)	73		—		28	—
Loans to clients	26		69		30	69
Trust contributions - Obra Sur	4		123		—	119
Advances to suppliers	158		—		120	—
Collateral deposits	188		1		176	1
Advances and loans to employees	48		—		41	—
From joint ventures and other agreements	59		—		100	—
Miscellaneous	212		163		156	134

	2,756	(1)	879	(2)	1,994	873
Allowance for other doubtful accounts (Exhibit E)	(88)		—		(88)	—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(16)		—	(16)

	2,668		863		1,906	857

(1)	Includes 70 of less than three months past due, 148 in excess of three months past due, 1,228 without established due date and 1,250 due as follow: 825 from one to three months, 62 from three to six months, 54 from six to nine months and 309 from nine to twelve months.
(2)	Includes 843 due from one to two years, 1 due from two to three years and 35 due after three years.

d)	Inventories:

	2010	2009
Refined products	2,154	1,581
Crude oil and natural gas	1,062	971
Products in process	48	59
Raw materials and packaging materials	239	207

	3,503	2,818

e)	Fixed assets:

	2010	2009
Net book value of fixed assets (Exhibit A)	26,864	26,355
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(3)
Allowance for obsolescence of materials and equipment (Exhibit E)	(37)	(37)

	26,824	26,315

f)	Accounts payable:

	2010				2009
	Current		Noncurrent		Current	Noncurrent
Trade	4,741		29		4,194	34
Hydrocarbon wells abandonment obligations	243		4,207		238	4,003
Related parties (Note 7)	359		—		423	—
Investment in controlled company – YPF Holdings Inc.	170		—		—	—
Extension of Concessions - Province of Neuquén (Note 9.c)	62		—		142	—
From joint ventures and other agreements	349		—		358	—
Environmental liabilities (Note 9.b)	257		223		179	285
Miscellaneous	67		85		50	49

	6,248	(1)	4,544	(2)	5,584	4,371

(1)	Includes 5,614 due within three months, 211 due from three to six months and 423 due after six months.
(2)	Includes 314 due from one to two years and 4,230 due after two years.

g)	Loans:

	Interest Rates(1)	Principal Maturity	2010				2009
			Current		Noncurrent		Current	Noncurrent
Negotiable Obligations(2)	4.00 – 11.35%	2011 – 2028	217		777		6	547
Related parties (Note 7)	2.29 – 5.25%	2010 – 2011	1,125		—		912	380
Other financial debts	3.50 – 17.05%	2010 – 2012	4,210	(3)	632	(3)	3,465	1,116

			5,552	(4)	1,409	(4)	4,383	2,043

(1)	Annual interest rate as of June 30, 2010.
(2)	Disclosed net of 36 and 38, corresponding to YPF outstanding Negotiable Obligations repurchased through open market transactions as of June 30, 2010 and December 31, 2009, respectively.
(3)	Includes approximately 3,957 corresponding to loans agreed in U.S. dollars and accrue interest at rates between 3.50% and 5.04%, of which 1,181 are guaranteed by Repsol YPF.
(4)	As of June 30, 2010, 5,624 accrue fixed interest, 205 accrue variable interest of BADLAR plus 1.75%, 144 accrue variable interest of BADLAR plus 2% and 988 accrue variable interest of LIBO plus 2%.

The maturities of the Company’s current and noncurrent loans, as of June 30, 2010, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total
Current loans	1,762	1,381	1,128	1,281	5,552

	From 1 to 2 years	From 2 to 3 years	Over 5 years	Total
Noncurrent loans	775	274	360	1,409

Details regarding the Negotiable Obligations of the Company are as follows:

(in million)
M.T.N. Program			Issuance						2010		2009
Year	Amount		Year	Principal Value		Interest Rate(1)		Principal Maturity	Current	Noncurrent	Current	Noncurrent
1997	US$	1,000	1998	US$	100	10.00%		2028	7	360	6	342
2008	US$	1,000	2009		$205	11.12	%(2)	2011	205	—	—	205
2008	US$	1,000	2010		$143	11.44	%(3)	2011	1	143	—	—
2008	US$	1,000	2010	US$	70	4.00%		2013	4	274	—	—

									217	777	6	547

(1)	Interest rate as of June 30, 2010.
(2)	Accrues interest at a variable interest rate of BADLAR plus 1.75%.
(3)	Accrues interest at a variable interest rate of BADLAR plus 2%.

In connection with the issued Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders representing a percentage that varies between 10% and 25% of the total principal amount of the outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s outstanding debt is subject to this kind of clauses.

The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina. On September 24, 2009, YPF issued under the mentioned program the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos. Additionally, on March 4, 2010, the Company issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

Statements of Income as of June 30, 2010 and 2009

h)	Net sales:

	Income (Expense)
	2010	2009
Sales	20,530	15,691
Turnover tax	(537)	(369)
Hydrocarbon export withholdings	(1,040)	(898)

	18,953	14,424

i)	Other income, net:

	Income (Expense)
	2010	2009
Accrual for pending lawsuits and other claims	(33)	(7)
Miscellaneous	88	23

	55	16

j)	Income tax:

Current income tax	(1,593)	(714)
Deferred income tax	(52)	(74)

	(1,645)	(788)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the six-month periods ended June 30, 2010 and 2009 is as follows:

	2010	2009
Net income before income tax	4,738	1,835
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(1,658)	(642)

Effect of the restatement of fixed assets into constant Argentine pesos	(81)	(91)
Income on long-term investments	68	46
Tax free income – Law No. 19,640 (Tierra del Fuego)	34	17
Tax amnesty – Law No. 26,476	—	(97)
Miscellaneous	(8)	(21)

Income Tax	(1,645)	(788)

The breakdown of the net deferred tax asset as of June 30, 2010 and December 31, 2009, is as follows:

	2010	2009
Deferred tax assets
Non deductible allowances and accruals	748	730
Tax loss and other tax credits	46	42

Total deferred tax assets	794	772

Deferred tax liabilities
Fixed assets	(415)	(341)

Total deferred tax liabilities	(415)	(341)

Net deferred tax asset	379	431

As explained in Note 2.f, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes, at the current tax rate, is a deferred tax liability of 849 and 930 as of June 30, 2010 and December 31, 2009, respectively. Had this deferred tax liability been recorded, the amount charged to income for the six-month periods ended June 30, 2010 and 2009 would have been 81 and 91, respectively. The Company estimates that the difference will be reversed as follows:

	2010	2011	2012 thereafter	Total
Deferred income tax	94	153	602	849

4.	CAPITAL STOCK

The Company’s subscribed capital, as of June 30, 2010, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of June 30, 2010, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through an 84.04% shareholding, while Petersen Energía S.A. (“PESA”) and its affiliates exercises significant influence through a 15.46% shareholding. Additionally, Repsol YPF granted certain individuals affiliated to PESA an option, which expires on February 21, 2012, to purchase from Repsol YPF up to an additional 10% of YPF’s outstanding capital stock.

Additionally, Repsol YPF and PESA have signed a shareholders’ agreement establishing among other things, the adoption of a dividend policy to distribute 90% of the annual net income.

Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain. Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of June 30, 2010, there are 3,764 Class A shares outstanding. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	GUARANTEES GIVEN

As of June 30, 2010, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 7 million and US$ 15 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

Additionally, as of June of 2010, the Company has issued letters of credit in an amount of US$ 30 million to provide assurance on certain environmental obligation from certain controlled companies in order to avoid the restriction of funds.

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of June 30, 2010, the main exploration and production joint ventures and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator
Acambuco Salta	22.50%	Pan American Energy LLC
Aguada Pichana Neuquén	27.27%	Total Austral S.A.
Aguaragüe Salta	30.00%	Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.

Name and Location	Ownership Interest		Operator
Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.
Consorcio CNQ7/A La Pampa and Mendoza	50.00%		Petro Andina Resources Ltd. Sucursal Argentina
El Tordillo Chubut	12.20%		Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.
Llancanelo Mendoza	51.00%		YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%		Pluspetrol S.A.
Puesto Hernández Neuquén and Mendoza	61.55%		Petrobrás Energía S.A.
Ramos Salta	15.00	%(1)	Pluspetrol S.A.
San Roque Neuquén	34.11%		Total Austral S.A.
Tierra del Fuego Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán Mendoza	60.00%		YPF S.A.
Zampal Oeste Mendoza	70.00%		YPF S.A.

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

Additionally, up to June 30, 2010 the Company tendered and resulted awarded, in whole or associated with third parties, of exploration licenses in several areas.

The assets and liabilities as of June 30, 2010 and December 31, 2009 and production costs of the joint ventures and other agreements for the six-month periods ended June 30, 2010 and 2009 included in the financial statements are as follows:

	2010	2009
Current assets	231	260
Noncurrent assets	3,437	3,350

Total assets	3,668	3,610

Current liabilities	453	480
Noncurrent liabilities	645	628

Total liabilities	1,098	1,108

Production costs	1,137	1,032

Participation in joint ventures and other agreements have been calculated based upon the latest available financial statements as of the end of each period or year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of June 30, 2010 and December 31, 2009 from transactions with related companies are as follows:

	2010				2009
	Trade receivables	Other receivables	Accounts payable	Loans	Trade receivables	Other receivables	Accounts payable	Loans
	Current	Current	Current	Current	Current	Current	Current	Current	Noncurrent
Controlled companies:
Operadora de Estaciones de Servicios S.A.	31	1	7	—	38	1	10	—	—
A - Evangelista S.A.	—	—	93	—	—	2	141	—	—
Maxus(1)	—	—	—	—	—	—	1	—	—
YPF Servicios Petroleros S.A.	—	4	4	—	—	—	—	—	—

	31	5	104	—	38	3	152	—	—

Jointly controlled companies:
Profertil S.A.	20	1	39	—	10	1	11	—	—
Compañía Mega S.A. (“Mega”)	235	—	13	—	245	—	8	—	—
Refinería del Norte S.A. (“Refinor”)	55	40	13	—	86	—	32	—	—

	310	41	65	—	341	1	51	—	—

Companies under significant influence:	23	7	25	—	22	1	25	—	—

Main shareholders and other related parties under their control:
Repsol YPF	—	9	101	—	—	8	112	—	—
Repsol YPF Gas S.A.	102	1	3	—	35	3	2	—	—
Repsol YPF Brasil S.A.	15	—	—	—	7	—	—	—	—
Repsol International Finance B.V.	—	1	—	—	—	1	—	—	—
Repsol Netherlands Finance B.V.	—	—	—	988	—	—	—	766	380
Nuevo Banco de Entre Ríos S.A.	—	—	—	46	—	—	—	50	—
Nuevo Banco de Santa Fe S.A.	—	—	—	68	—	—	—	75	—
Others	10	9	61	23	18	11	81	21	—

	127	20	165	1,125	60	23	195	912	380

	491	73	359	1,125	461	28	423	912	380

The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with these companies for the six-month periods ended June 30, 2010 and 2009 include the following:

	2010				2009
	Sales	Purchases and services	Loans obtained (paid), net	Interests and commissions earned (lost), net	Sales	Purchases and services	Loans obtained (paid), net	Interests and commissions earned (lost), net
Controlled companies:
Operadora de Estaciones de Servicios S. A.	25	218	—	—	19	159	—	—
A – Evangelista S.A.	3	157	—	—	4	112	—	—
YPF Holdings Inc.	—	—	—	—	—	1	—	—
Maxus (U.S.) Exploration Company(1)	—	—	—	—	—	—	—	13
YPF Servicios Petroleros S.A.	—	13	—	—	—	—	—	—

	28	388	—	—	23	272	—	13

	2010				2009
	Sales	Purchases and services	Loans obtained (paid), net	Interests and commissions earned (lost), net	Sales	Purchases and services	Loans obtained (paid), net	Interests and commissions earned (lost), net
Jointly controlled companies:
Profertil S.A.	45	79	—	—	29	22	—	—
Mega	659	23	—	—	423	9	—	—
Refinor	218	96	—	—	181	78	—	—

	922	198	—	—	633	109	—	—

Companies under significant influence:	93	95	—	—	78	106	—	—

Main shareholders and other related parties under their control:
Repsol YPF	—	1	—	(15)	—	18	—	—
Repsol YPF Transporte y Trading S.A.	—	—	—	—	—	4	—	—
Repsol YPF Brasil S.A.	48	—	—	—	39	—	—	—
Repsol YPF Gas S.A.	147	3	—	—	67	2	—	—
Repsol Netherlands Finance B.V.	—	—	(194)	(13)	—	—	562	(22)
Nuevo Banco de Entre Ríos S.A.	—	—	(3)	—	—	—	—	—
Nuevo Banco de Santa Fe S.A.	—	—	(7)	(1)	—	—	—	(4)
Others	100	15	1	—	76	7	2	(1)

	295	19	(203)	(29)	182	31	564	(27)

	1,338	700	(203)	(29)	916	518	564	(14)

(1)	Controlled by YPF Holdings Inc., with a 100% shareholding over its capital stock.

8.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 41 and 31 for the six-month periods ended June 30, 2010 and 2009, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to the contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 11 and 7 for the six-month periods ended June 30, 2010 and 2009, respectively.

9.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of June 30, 2010, the Company has accrued 1,851 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

–	Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has accrued an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

–	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109 based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s (“CSJN”) rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008, the Appeal Court in Criminal Economic Matters rejected the statute of limitation argument opposed by YPF. Such decision was appealed by the Company. Upon the confirmation of the Antitrust Board’s decision given by the Chamber B, YPF has appealed that judgment by cassation and extraordinary appeals, because the Antitrust Board applied Law No. 22,262 and Chamber B applied Law No. 25,156. The latter mentioned rejected both appeals (cassation and extraordinary), consequently YPF presented complaint appeals against the cassation appeal, denied on December 18, 2008, and against the Extraordinary Appeal, denied on February 17, 2009. Regarding the administrative proceedings before the Antitrust Board, the evidence production period has ended, and on November 25, 2009, YPF presented its closing statement. On December 22, 2009, Chamber IV of the Court of Cassation rejected the appeal against the rejection of YPF’s statute of limitations argument by Chamber B of the National Court of Appeals in Criminal Economic Matters. The extraordinary appeal presented against this decision was denied on July 14, 2010. The extraordinary appeal, filed with the cassation appeal, is still pending before the CSJN. Furthermore, on December 21, 2009, YPF filed another claim concerning the statutes of limitations before the Antitrust Board. The Antitrust Board rejected the presentation and YPF appealed the decision.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Appeal Court in Criminal Economic Matters decisions tend to confirm the decisions made by the Antitrust Board.

–	Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

–	Natural gas market:

Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect (the “Claims”).

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver or pay” clause of the contract for cutbacks accumulated as of September, 2007, for a total amount of US$ 93 million. These invoices have been rejected by the Company, assuming no responsibility. Furthermore, the above-mentioned companies had notified the formal start-up period of negotiations previous to any arbitration complaint. Although such period is overdue, the Company has not been notified of the initiation of the arbitration proceedings.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it in which the plaintiff is claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. YPF has answered the mentioned claims. In the opinion of YPF’s management the claims received up to date will not have a material adverse effect on future results of operations.

In addition, there are other claims in connection with the natural gas market in which YPF is party, which are not individually significant.

As of June 30, 2010, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

–	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters Nº 3, Secretariat Nº 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint. In addition, other 33 judicial claims related to similar matters have been brought against YPF amounting to approximately 17. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations.

–	Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of these financial statements.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

–	Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until third parties become involved.

–	Dock Sud environmental claims: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”);

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

–	Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata Refinery request: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata Refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

–	Hydrocarbon’s concessions - Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges. On November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending.

–	Claims related to the gas market and others:

In addition to the information described under the title “Natural gas market” in this note, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Restrictions, the Company has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which constitute in some cases contingencies with possible outcome, the Company is also involved in the following litigations related to the natural gas market:

–

Arbitration process initiated by Transportadora de Gas del Mercosur S.A. (“TGM”): YPF was notified of an arbitration process brought by TGM against YPF before the ICC, claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gás do Estado do Río Grande do

Sul (“Sulgás”) of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal: i) that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and ii) that AESU/Sulgás be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted and the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, among others, is solved.

–	Administrative presentation against Transportadora de Gas del Norte S.A. (“TGN”): On April 8, 2009, YPF filed a complaint against TGN before the ENARGAS, seeking the termination of the natural gas transportation contract with that company to transport natural gas associated with the natural gas export contract entered with AESU and other parties. The termination of the contract with TGN is based on: (a) the impossibility of YPF to use and of TGN to render the natural gas transportation service due to the conjunction of (i) the termination of the natural gas contract with Sulgás/AESU and (ii) the legal impossibility of assigning the transportation contract to other parties under current regulatory framework, (b) the legal impossibility of TGN to render the transportation service on a firm basis according to the terms of the contract as a consequence of certain changes in the regulatory framework since 2004, and (c) the Hardship Provision (teoría de la imprevisión) as defined under Argentine law, upon the existence of extraordinary events which caused an excessive burden.

–

National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

–	Users and Consumers´ association claim: the “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF S.A. (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 309), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

–	Compañía Mega claim: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the event of force majeure. Despite the fact that the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these financial statements, has considered them to be possible contingencies.

Additional Information:

–

EDF International S.A. (“EDF”) claim: EDF had initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce (“ICC”) against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of US$ 69 million, which were subsequently increased to US$ 103 million plus interests, without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claimed an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of Argentine peso occurred prior to December 31, 2001. EDF considered that this had happened. On October 22, 2007, the Arbitral Court issued an arbitral final award in which EDF’s claim and the defendants’ counterclaim were partially accepted. Consequently, the arbitral final award imposed on YPF the payment of US$ 28.9 million plus interests and judicial expenses. The Company and EDF both challenged the arbitral decision before the Argentine justice. On April 22, 2008, the Federal Court of Appeals on Commercial Matters declared that the appeal filed with by YPF has suspension effects on the arbitral decision. Nevertheless, EDF sought the enforcement of the arbitral decision before the Court of the District of Delaware, United States, which was rejected by the Company. The mentioned enforcement has been rejected by the First Instance Court. The Court of Appeals of United States partially overturned such decision and ordered the suspension of proceedings until the conclusion of the Argentine annulment proceedings, as required by YPF. Additionally YPF has been notified of the enforcement proceedings EDF has commenced in Paris, France.

On December 9, 2009, the Court of Appeals on Commercial Matters declared the arbitral award void with regard to the payment imposed to Endesa Internacional S.A. and YPF in favor of EDF as well as the payment imposed to EDF in favor of Endesa Internacional S.A. and YPF. On February 8, 2010, the Company was notified of the extraordinary appeal filed by EDF against the decision of the Court of Appeals on Commercial Matters. The Supreme Court has rejected EDF’s extraordinary appeal and, consequently, EDF has presented a complaint appeal. Such complaint appeal has been rejected by the Supreme Court, therefore, the Court of Appeals’ decision was confirmed. Considering the above mentioned, Management, in consultation with its legal councils, believes that the outcome of this claim has to be modified, and it should be considered as remote contingency.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 4,450 as of June 30, 2010, the Company has accrued 480 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

Additionally, certain environmental contingencies in the United States of America were assumed by Tierra and Maxus, indirect controlled companies through YPF Holdings Inc. (Note 3 to the consolidated financial statements).

c)	Contractual commitments and regulatory requirements:

–	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, are charged to the income of the period or year in which are identified.

Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 9.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

–	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

–	Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

–	Operating leases: As of June 30, 2010, the main lease contracts correspond to the rental of oil and gas production equipment, ships, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the six-month periods ended June 30, 2010 and 2009, amounted to 260 and 250, respectively.

As of June 30, 2010, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years

Estimated future payments	695	514	261	80	55	172

–	Agreements for the extension of concessions: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years until November 2027 the concession for the exploitation of Loma La Lata—Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

Additionally, in 2008 and 2009, the Company entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions the Company undertook the following commitments upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions; and iv) to make Corporate Social Responsibility contributions to the Province of Neuquén in a total amount of US$ 23 million.

10.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year has to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). The legal reserve is fully integrated amounting to 2,243.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

11.	SUBSEQUENT EVENTS

As of the date of the issuance of these financial statements, there are no significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of June 30, 2010, if applicable, which were not already considered in those financial statements according to the generally accepted accounting principles in Argentina.

12.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN OTHER PLACES

These financial statements are presented on the basis of generally accepted accounting principles in Argentina, but do not conform to certain generally accepted accounting principles in other places. The effects of the differences between generally accepted accounting principles in Argentina and generally accepted accounting principles in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company’s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting principles in places other than in Argentina.

ANTONIO GOMIS SÁEZ
Director

Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF JUNE 30, 2010 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in million of Argentine pesos - Note 1)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

	2010
	Cost
Main account	Amounts at beginning of year	Increases		Net decreases, reclassifications and transfers	Amounts at end of period
Land and buildings	2,828	1		76	2,905
Mineral property, wells and related equipment	60,554	6		1,433	61,993
Refinery equipment and petrochemical plants	9,401	—		131	9,532
Transportation equipment	1,876	—		1	1,877
Materials and equipment in warehouse	798	584		(450)	932
Drilling and work in progress	3,570	2,548		(1,605)	4,513
Exploratory drilling in progress(4)	119	96		(25)	190
Furniture, fixtures and installations	788	—		44	832
Selling equipment	1,485	—		13	1,498
Other property	565	2		150	717

Total 2010	81,984	3,237	(2)	(232)	84,989

Total 2009	77,431	2,252	(5)	(318)	79,365

	2010							2009
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Accumulated at end of period	Net book value as of 06-30-10		Net book value as of 06-30-09		Net book value as of 12-31-09
Land and buildings	1,004	—	2%	31	1,035	1,870		1,757		1,824
Mineral property, wells and related equipment	44,692	(3)	(1)	2,150	46,839	15,154	(3)	15,341	(3)	15,862	(3)
Refinery equipment and petrochemical plants	6,499	(1)	4 – 5%	214	6,712	2,820		2,705		2,902
Transportation equipment	1,379	(4)	4 – 5%	29	1,404	473		507		497
Materials and equipment in warehouse	—	—	—	—	—	932		886		798
Drilling and work in progress	—	—	—	—	—	4,513		3,815		3,570
Exploratory drilling in progress(4)	—	—	—	—	—	190		70		119
Furniture, fixtures and installations	584	—	10%	41	625	207		242		204
Selling equipment	1,177	—	10%	29	1,206	292		329		308
Other property	294	—	10%	10	304	413		260		271

Total 2010	55,629	(8)		2,504	58,125	26,864

Total 2009	51,263	(6)		2,196	53,453			25,912		26,355

(1)	Depreciation has been calculated according to the unit of production method (Note 2.e).
(2)	Includes 6 corresponding to hydrocarbon wells abandonment costs for the six-month period ended June 30, 2010.
(3)	Includes 1,035, 1,205 and 1,117 of mineral property as of June 30, 2010 and 2009 and December 31, 2009, respectively.
(4)	At the end of the six-month period ended June 30, 2010, there are 13 exploratory wells in progress. During that period 7 wells were drilled, 2 wells were charged to exploratory expenses and no wells were transferred to proved properties which are included in the account mineral property, wells and related equipment account.
(5)	Includes 102 for the extension of certain exploitation concessions in the Province of Neuquén for the six-month period ended June 30, 2009 (Note 9.c).

ANTONIO GOMIS SÁEZ
Director

Exhibit C

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in million of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of June 30, 2010 are unaudited)

	2010															2009
								Information of the Issuer
	Description of the Securities									Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Book Value		Cost (2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value
Controlled companies:
YPF International S.A. (7)	Common	Bs.	100	8,298,212	261	(3)	1,163	Investment	Av. José Estensoro 100, Santa Cruz de la Sierra, República de Bolivia	03-31-10	464	3	258	99.99%		246	(3)
YPF Holdings Inc. (8)	Common	US$	0.01	810,614	-	(9)	2,350	Investment and finance	1330 Lake Robbins Drive, Suite 300, The Woodlands, Texas, U.S.A.	06-30-10	3,154	(191)	(162)	100.00%		15
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	246		—	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	06-30-10	164	64	246	99.99%		295
A-Evangelista S.A.	Common		$1	8,863,498	203		4	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	06-30-10	9	19	203	99.91%		200
YPF Servicios Petroleros S.A.	Common		$1	50,000	2		—	Engineering and drilling wells services	Macacha Güemes 515, Buenos Aires, Argentina	—	—	—	—	95.00%		—

					712		3,517									756

Jointly controlled companies:
Compañía Mega S.A.(6)	Common		$1	77,292,000	301		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	03-31-10	203	130	761	38.00%		354
Profertil S.A.	Common		$1	391,291,320	535		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	03-31-10	783	83	1,095	50.00%		507
Refinería del Norte S.A.	Common		$1	45,803,655	247		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	12-31-09	92	142	592	50.00%		297

					1,083		—									1,158

Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	94	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	03-31-10	110	(2)	295	37.00%		96	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	44		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	03-31-10	14	7	165	33.15%		48
Oiltanking Ebytem S.A.	Common		$10	351,167	43	(3)	4	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	03-31-10	12	3	108	30.00%		44	(3)
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	9		—	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	12-31-09	156	(73)	91	10.00%		8
Central Dock Sud S.A.	Common		$0.01	2,822,342,992	3	(3)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	03-31-10	356	(1)	132	9.98	%(5)	4	(3)
Inversora Dock Sud S.A.	Common		$1	103,501,823	109	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	03-31-10	241	1	168	42.86%		112	(3)
Pluspetrol Energy S.A.	Common		$1	30,006,540	343	(3)	—	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	12-31-09	67	8	642	45.00%		269
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	27,018,720	15		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	03-31-10	76	(1)	42	36.00%		16
Other companies:
Others (4)	—	—	—	—	10		—	—	—	—	—	—	—	—		26

					670		243									623

					2,465		3,760									2,537

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption from long-term investments restated in accordance with Note 1.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Trasandino (Chile) S.A. and YPF Services USA Corp.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	Company defined as integrated as indicated in Note 2.d).
(8)	Company defined as non-integrated as indicated in Note 2.d).
(9)	As of June 30, 2010, holding in negative shareholders’ equity is disclosed in “Accounts payable”.

ANTONIO GOMIS SÁEZ
Director

Exhibit E

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2010 AND 2009

ALLOWANCES AND ACCRUALS

(amounts expressed in million of Argentine pesos - Note 1)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

	2010				2009
Account	Amounts at beginning of year	Increases	Decreases	Amounts at end of period	Amounts at end of period
Allowances deducted from current assets:
For doubtful trade receivables	407	49	49	407	434
For other doubtful accounts	88	—	—	88	110

	495	49	49	495	544

Allowances deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	16	—	—	16	16
For reduction in value of holdings in long-term investments	26	—	13	13	25
For unproductive exploratory drilling	3	—	—	3	3
For obsolescence of materials and equipment	37	—	—	37	42

	82	—	13	69	86

Total deducted from assets, 2010	577	49	62	564

Total deducted from assets, 2009	635	65	70		630

Accruals for losses - current:
For various specific contingencies (Note 9.a)	128	4	31	101	226

	128	4	31	101	226

Accruals for losses - noncurrent:
For pending lawsuits and various specific contingencies (Note 9.a)	1,608	424	282	1,750	1,181

	1,608	424	282	1,750	1,181

Total included in liabilities, 2010	1,736	428	313	1,851

Total included in liabilities, 2009	1,795	226	614		1,407

ANTONIO GOMIS SÁEZ
Director

Exhibit F

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

COST OF SALES

(amounts expressed in million of Argentine pesos - Note 1)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

	2010	2009

Inventories at beginning of year	2,818	3,095
Purchases for the period	3,958	2,368
Production costs (Exhibit H)	8,638	7,218
Holding gains (losses) on inventories	133	(277)
Inventories at end of period	(3,503)	(2,608)

Cost of sales	12,044	9,796

ANTONIO GOMIS SÁEZ
Director

Exhibit G

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF JUNE 30, 2010 AND DECEMBER 31, 2009

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in million)

(The financial statements as of June 30, 2010 are unaudited)

	Foreign currency and amount
Account	2009		2010			Exchange rate in pesos as of 06-30-10		Book value as of 06-30-10
Current Assets
Cash	US$	56	US$		65	3.89	(1)	253
Investments	US$	115	US$		565	3.89	(1)	2,198
Trade receivables	US$	452	US$		443	3.89	(1)	1,723
		€1		—	—	—		—
Other receivables	US$	405	US$		434	3.89	(1)	1,688
		€3			€3	4.77	(1)	14

Total current assets								5,876

Noncurrent Assets
Other receivables	US$	7	US$		6	3.89	(1)	23

Total noncurrent assets								23

Total assets								5,899

Current Liabilities
Accounts payable	US$	738	US$		817	3.93	(2)	3,211
		€27			€33	4.82	(2)	159
Loans	US$	840	US$		1,129	3.93	(2)	4,439
Contingencies	US$	11	US$		3	3.93	(2)	12

Total current liabilities								7,821

Noncurrent Liabilities
Accounts payable	US$	558	US$		576	3.93	(2)	2,264
Loans	US$	484	US$		322	3.93	(2)	1,266
Contingencies	US$	255	US$		233	3.93	(2)	916

Total noncurrent liabilities								4,446

Total liabilities								12,267

(1)	Buying exchange rate.
(2)	Selling exchange rate.

ANTONIO GOMIS SÁEZ
Director

Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission “CNV”),

except for the inclusion of Note 12 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

EXPENSES INCURRED

(amounts expressed in million of Argentine pesos - Note 1)

(The financial statements as of June 30, 2010 and June 30, 2009 are unaudited)

	2010						2009
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	468	192		126	34	820	612
Fees and compensation for services	68	185	(1)	23	1	277	257
Other personnel expenses	181	30		10	7	228	189
Taxes, charges and contributions	153	16		233	—	402	320
Royalties and easements	1,472	—		4	4	1,480	1,274
Insurance	60	4		11	—	75	91
Rental of real estate and equipment	223	1		36	—	260	250
Survey expenses	—	—		—	4	4	17
Depreciation of fixed assets	2,396	53		55	—	2,504	2,196
Industrial inputs, consumable materials and supplies	353	2		22	1	378	286
Operation services and other service contracts	966	14		58	—	1,038	747
Preservation, repair and maintenance	1,213	14		33	7	1,267	955
Contractual commitments	118	—		—	—	118	3
Unproductive exploratory drillings	—	—		—	34	34	233
Transportation, products and charges	467	—		619	—	1,086	928
Allowance for doubtful trade receivables	—	—		20	—	20	22
Publicity and advertising expenses	—	47		14	—	61	60
Fuel, gas, energy and miscellaneous	500	28		49	5	582	684

Total 2010	8,638	586		1,313	97	10,634

Total 2009	7,218	459		1,130	317		9,124

(1)	Includes 7 of Directors and Statutory Auditor’s fees.

ANTONIO GOMIS SÁEZ
Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 13, 2010	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer